SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                            (Name of Subject Company)

                       Urban Improvement Fund Limited-1974

                        A California limited partnership

                              at $210 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

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         Transaction Valuation*                       Amount of Filing Fee
                $218,400                                     $43.68
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*        For purposes of calculating the filing fee only. This calculation assumes the purchase of 1,040 Units at a purchase price of $210 per Unit in the Partnership.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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         Amount Previously Paid:    Not Applicable  Filing Party: Not Applicable
         Form of Registration No.:  Not Applicable  Date Filed:   Not Applicable

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

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Equity Resource Lexington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") to purchase 1,040 units (the "Units") of limited partnership interests in Urban Improvement Fund Limited-1974, a California limited partnership (the "Partnership"), at $210 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 30, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and
(a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.          Exhibits

            (a)(1)    Offer to Purchase, dated April 30, 2002
            (a)(2)    Transmittal letter, dated April 30, 2002
            (a)(3)    Agreement of Sale
            (a)(4)    Summary Advertisement
            (b)       Not applicable
            (c)       Not applicable
            (d)       Not applicable
            (e)       Not applicable
            (f)       Not applicable
            (g)       Not applicable
            (h)       Not applicable

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2002       Equity Resource Lexington Fund Limited Partnership,
                                            a Massachusetts limited partnership

                                            By:  /s/ Eggert Dagbjartsson
                                                 -------------------------------
                                                        Eggert Dagbjartsson
                                                        General Partner

                                            Equity Resources Group, Inc.
                                            A Massachusetts Corporation

                                            By:  /s/ Eggert Dagbjartsson
                                                 -------------------------------
                                                        Eggert Dagbjartsson
                                `                       Executive Vice President

                                            Eggert Dagbjartsson

                                            By:  /s/ Eggert Dagbjartsson
                                                 -------------------------------
                                                        Eggert Dagbjartsson

                                  EXHIBIT INDEX

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                                                                      Sequential
Exhibit No.                        Description                       Page Number
-----------                        -----------                       -----------
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(a)(1) -             Offer to Purchase, dated April 30, 2002.           4-28
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(a)(2) -             Transmittal letter, dated April 30, 2002.           29
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(a)(3) -             Agreement of Sale                                 30-33
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(a)(4)               Summary Advertisement                               34
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(b) -                Not applicable.
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(c) -                Not applicable.
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(d) -                Not applicable.
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(e) -                Not applicable.
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(f) -                Not applicable.
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(g)                  Not applicable
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(h)                  Not applicable.
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